November 21, 2006

Mail Stop 6010

Harry L. Bosco
Chief Executive Officer
Opnext, Inc.
1 Christopher Way
Eatontown, NJ 07724

> **Re: Opnext, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 27, 2006**
> **File No. 333-138262**

Dear Mr. Bosco:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

Prospectus Cover

2.   Please provide us your analysis of whether your reference to "Hitachi" in the registrant's logo on your prospectus covers would lead investors to believe that you may be offering a Hitachi security.

Prospectus Summary

3.   Revise to balance the disclosure relating to your cumulative revenues with equally prominent disclosure of your net losses.

4.   If true, revise your disclosure to clarify that, although you "maintain longstanding supplier relationships" with the named vendors, you do not have long-term purchase contracts with them and they are not contractually committed to purchase from you beyond individual purchase orders.

5.   When using words of comparison, like in the third sentence under "Overview," please clarify to what you are comparing yourself.

6.   In the forepart of your document, please disclose the nature of your business using concrete, everyday words. For example, please clarify what you mean by an "optical module" and a "tunable module." Also, please avoid technical terms like in the second paragraph under "Overview."

7.   If you elect to highlight your strengths in your prospectus summary, please provide equally prominent disclosure of your challenges.

Risk Factors, page 6

We do not have long-term purchase contracts with our customers…, page 6

8.   Expand this risk factor to illustrate the materiality of this risk to your business by quantifying the effect on your revenues of the "significant" cancelled orders.

We face increasing competition, page 8

9.   Please clarify the extent of your business that you derive from customers with price protection agreements. File material agreements.

Third parties may claim we are infringing, page 13

10.   With a view toward clarified disclosure, please tell us whether you have any unresolved claims that you are infringing material intellectual property.

Our financial results may vary, page 13

11.   Please describe the "quality control problems in [your] manufacturing operations."

Hitachi and Clarity, page 16

12.   Please clarify the portion of your business derived from products that compete
       with another Hitachi entity as mentioned in the last paragraph. Also, in an
       appropriate section of your document, please disclose any material extent to
       which those competitors use intellectual property that you also use.

Business disruptions, page 16

13.   Please clarify how the factors cited in the bullet list are specific to the countries in
       which you do business.

About this Prospectus, page 21

14.   You may not disclaim responsibility for your disclosure. Please remove the
       implication to the contrary in the second sentence. You should not offer your
       securities based on information that you do not believe is reliable.

Use of Proceeds, page 23

15.   Expand this section to disclose an approximate amount you intend to use for each
       purpose stated.

Management's Discussion and Analysis, page 29

16.   Please revise your disclosure to clarify why you are dependant on Hitachi for
       services which you can perform yourself or contract to an alternative service
       provider.

Cost of Sales and Gross Margin, page 31

17.   Revise to clarify the specific "trend" to which you refer in the penultimate
       paragraph under this caption that you expect will continue into the foreseeable
       future.

Results of Operations, page 35

18.   From your disclosure on pages 27 and 28, it appears that sales decreased in the
       current quarter as compared to your previous quarter. With a view toward
       disclosure, please tell us the reasons for this result.

19.   Please describe the known reasons for the changes in "demand" mentioned throughout this section.

Selling, General and Administrative Expenses, page 38

20.   Please provide a more complete discussion of how you were able to decrease your expenses so investors can understand your operational changes, the reasons and impact. For example, how and why did you lower your non-employee stock expenses? How did you restructure your Japan subsidiary's equity to achieve tax savings?

Income Taxes, page 38

21.   Please clarify why you believed you might have been liable for additional income tax prior to the expiration of the statute of limitations.

Business, page 43

22.   Please tell us why your spin off from Hitachi Ltd. and the Pine acquisition were not registered under the Securities Act.

23.   Please provide us with independent supplemental support for your statements of industry leadership.

24.   Given your risk factor on page 17, please tell us why you do not describe how environmental laws affect your business and whether you are in compliance with those laws.

Competition, page 51

25.   Please disclose the positive and negative factors pertaining to your competitive position relative to the elements of competition you cite.

Patents and Other Intellectual Property Rights, page 53

26.   Please disclose the duration of your material patents and the material effect of any patents expiring in the near future.

Management, page 55

27.   Please describe any relationship between Mr. Bosco and Clarity.

Audit Committee, page 57

28.   Refer to the third bullet point. Please reconcile the statement that the audit committee is responsible for appointing your auditors with the statement that the committee recommends the engagement of your auditors to the board.

Compensation Table, page 58

29.   Please tell us what compensation you excluded as mentioned in footnote 2. Also tell us the authority for the exclusion.

Restricted Stock, page 63

30.   Please briefly explain the terms of the outstanding restricted stock awards so that it is clear why you do not consider those shares outstanding as mentioned on page 4.

Stock Appreciation Rights, page 63

31.   Please reconcile your description of the SARs here with the reference to a specific number of shares upon payment of an exercise price as mentioned on page 4. From page 4, it is unclear how your SARs differ from your stock options.

Code Section 409A, page 66

32.   Please clarify why Code Section 409A is material to investors.

Employment Agreements, page 66

33.   Given the options mentioned in this section and elsewhere, please tell us why you do not provide a table with the applicable columns required by Regulation S-K Item 402(d).

Principal and Selling Stockholders, page 70

34.   Please provide the disclosure mentioned in clause (4) of the first paragraph.

35.   Refer to footnote 4. All shares beneficially owned by the individual must be

included in the table, even if beneficial ownership is disclaimed.

36.   With a view toward disclosure, please describe the transactions in which each selling shareholder acquired the offered shares. Include the date of the transaction and the consideration paid.

37.   Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. Any selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

   a. The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

   b. At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Certain Relationships and Related Party Transactions, page 72

38.   Please avoid vague disclosure using the term "certain" and related words. For example, due to the disclosure regarding "certain services" under "Opnext Japan Outsourcing Agreement" on page 76, it is unclear how investors can evaluate the nature of the services you are outsourcing and the materiality of those services.

39.   Please update the disclosure throughout this section. For example, we note that several subsections reflect payments made under agreement only up to the end of your last fiscal year.

40.   Please describe any relationship required to be disclosed under Item 404 of Regulation S-K between your CEO, or any other executive officer, and Clarity.

Stockholder's agreement, page 72

41.   Please identify the director designated by Clarity.

42.   Please clarify the duration of the each material provision of the agreement.

Opnext Research and Development Agreement, page 75

43.   Please disclose the amounts paid under this agreement. Also clarify how the amounts under these and other agreements are determined. For example, are they based on cost plus a specified percentage?

44.   Please disclose the amounts paid under the secondment agreements mentioned on page 80.

Capital Leases…, page 80

45.   Please disclose the material terms of the capital leases mentioned on page 80.

Opnext Sales Transition, page 78

46.   Please disclose the amounts involved in the agreements mentioned in the second paragraph.

Investments, page 80

47.   Please separately indicate the amounts involved in the transactions with Hitachi and Clarity affiliates.

Description of Capital Stock, page 81

48.   Please tell us the authority on which you rely to qualify your disclosure by reference to "applicable laws."

49.   Please disclose the rate at which your outstanding classified stock will be converted into common stock in connection with this offering. Also explain how options and other obligations to issue your classified securities will be affected.

Underwriting, page 90

50.   Refer to the last paragraph. Please provide more specific information regarding your relationships with the underwriters.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

51.   We note your disclosure here and in Note 2 that cash equivalents includes notes receivable from related parties of $8,745 and $100,000 at March 31, 2006 and 2005, respectively. Please clarify for us the nature of these balances and explain to us why you believe it is appropriate to include these note receivable balances as cash equivalents.

Consolidated Statements of Operations, page F-4

52.   Given the significance of your related party transactions, please revise to state the amounts of such transactions on the face of your income statement. Please refer to Rule 4-08(k) of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

53.   We note from your disclosures on pages 30 and 52 that you sell some of your products through manufacturer representatives and distributors. Please revise this note to disclose any significant terms of your agreements with these vendors and when you recognize revenue under these arrangements. Please address how you account for price protection, price concessions, allowances, returns, credits/discounts or any other sales incentives, as applicable. Please tell us how your current revenue recognition policy complies with SAB 104, SFAS 48 and other relevant literature.

54.   Additionally, we note from your disclosures on page 30 that certain sales agreements are subject to customer acceptance provisions. Please revise your policy to discuss any customer acceptance provisions and post shipment obligations. Discuss how these provisions impact the timing of your revenue recognition.

55.   We note from your disclosure on page 6 that you offer customers evaluation units. Tell us and revise the filing to disclose your accounting policy for any sales of evaluation units, if material.

Inventories, page F-9

56.   We note from your disclosure here that certain inventory is consigned to contract manufacturers. Please address the following:

- Revise your revenue recognition policy to disclose the material terms of your inventory consignment arrangements, including whether title to the consigned inventory has passed and whether the customer has the right to return the consigned inventory.
- Revise your revenue recognition policy to disclose when you recognize revenue on the sale of consigned inventory.
- Revise this note separately report the value of inventory consigned to others at each balance sheet date. Refer to Question 2 of SAB Topic 13(A)(2).

Stock-Based Incentive Plans, page F-11

57.   Provide us with an itemized chronological schedule detailing each issuance of your common shares, preferred stock, stock options and any warrants since October 2005 through the date of your response. Include the following information for each issuance or grant date:

- Number of shares issued or issuable in the grant
- Purchase price or exercise price per share
- Any restriction or vesting terms
- Management's fair value per share (or other equity instrument) estimate
- The intrinsic value component of any option or warrant fair value estimates
- How management determined the fair value estimate
- Identity of the recipient and relationship to the company
- Nature and terms of any concurrent transactions with the recipient
- Amount of any recorded compensation element and accounting literature relied upon to support the accounting.

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management's fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Note 13 – Related Party Transactions, page F-20

Opnext Research and Development Agreement, page F-22

58.   Please revise your disclosure to describe the basis for and amount of any allocated expenses under this agreement. Refer to paragraph 2 of SFAS 57.

Part II

Item 17. Undertakings, page II-4

59.   Please include the undertakings required by item 512(a)(5)(ii) and 512(a)(6) of
        Regulation S-K. Refer to Rule 430C(d) and Rule 424(b)(3).

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the
        federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): J. Scott Hodgkins